MONERE INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITIONS AND

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2025

MONERE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

DECEMBER 31, 2025

C O N T E N T S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52982

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __January1, 2025__ AND ENDING __December 31, 2025__

                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Monere Investments, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

20 N. Martingale Road, Suite 450

(No. and Street)

Schaumburg	Illinois	60173
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Arthur F. Harmon	312-585-3850	aharmon@monereinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Topel Forman, LLC

(Name – if individual, state last, first, and middle name)

500 N. Michigan Ave. Suite 1700	Chicago	IL	60611
(Address)	(City)	(State)	(Zip Code)

07/27/2010		5181	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A. Bono_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Monere Investments, Inc._____, as of 12/31_____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
ANDREW JANUSZ WYKRETOWICZ
Notary Public, State of Illinois
Commission No. 987427
My Commission Expires February 22, 2028

Signature: _____

Title: Chairman, CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



<u>Report of Independent Registered Public Accounting Firm</u>

To the Stockholder
of Monere Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Monere Investments, Inc. (an Illinois S-Corporation) as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Monere Investments, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Monere Investments, Inc.'s management. Our responsibility is to express an opinion on Monere Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monere Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Topel Forman L.L.C.

Certified Public Accountants

We have served as Monere Investments, Inc.'s auditor since 2025.
Chicago, Illinois
February 24, 2026

500 N. Michigan Avenue, Suite 1700
Chicago, IL 60611
312-642-0006

audit • tax • advisory
www.topelforman.com

55 Madison Street, Suite 650
Denver, CO 80220
720-588-4707

MONERE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash	$	283,978
Receivable from broker		529,491
Commissions receivable		87,943
Prepaid expenses		51,957
Other assets		1,132
Total Assets	$	954,501

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Payable to affiliates	$	77,611
Commissions payable		100,972
Accounts payable and accrued expenses		146,816
Total Liabilities		325,399

STOCKHOLDER'S EQUITY:

Common stock, no par value, $10 stated value, authorized 10,000 shares, 1,000 shares issued and outstanding	10,000
Additional paid-in capital	1,910,339
Accumulated deficit	(1,291,237)
Total Stockholder's Equity	629,102
Total Liabilities and Stockholder's Equity	$ 954,501

See Notes to Statement of Financial Condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Business

Atrium Trading, Inc., an Illinois corporation was incorporated under the laws of the State of Illinois on October 1, 2000. The name of Atrium Trading, Inc., was changed to Monere Investments, Inc. (the "Company") on September 17, 2014. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA). The Company's primary business purpose is to provide an avenue for its clients for self-directed trading of various asset classes including securities and insurance-based products for a commission.

Effective August 28, 2014, the Company became a wholly owned subsidiary of Monere Holdings, Inc. ("MHI"). MHI was organized in Illinois on June 5, 2014 and is 100% owned by current and former employees of the Company.

Clearing Agreement

The Company, under Rule 15c3-3 (k) (2) (ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organization of which the Company is a member.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued:

Income Taxes

The Company has elected to be taxed as a Qualified Subchapter S Subsidiary under the provisions of the Internal Revenue Code. Under these provisions, the Company does not pay federal income taxes but is subject to Illinois State Replacement Tax. MHI is responsible for reporting the Company's share of profit and loss on its income tax returns. The Company has made a policy election not to allocate current state taxes from MHI. The Company did not note any material differences between the tax bases and financial statement amounts of its assets and liabilities.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2022. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2025.

Financial Instruments Valuation

In accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs - Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the assets or liability, either directly or indirectly.

Level 3 Inputs - Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if, any, market activity. These inputs require significant management judgement or estimation.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued:

Financial Instruments Valuation - continued:

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower that the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At December 31, 2025, the Company held no Level 1, Level 2 or Level 3 investments.

Financial Instruments - Credit Losses:

Financial assets measured at amortized cost are presented at a net amount expected to be collected and the measurement of credit losses and any expected increases in expected credit losses are recognized in earnings. The estimate of expected credit losses involves judgment and is based on an assessment over the life of the financial instrument taking into consideration current market conditions and reasonable and supportable forecasts of expected future economic conditions. The Company has adopted the practical expedient provided by ASU 2025-05 to estimate credit losses on current accounts receivable and has also elected the accounting policy election to use subsequent cash collections to determine the allowance for credit losses. As of December 31, 2025, the Company has evaluated all collections through December 31, 2025. The Company determined the allowance for credit losses on financial assets measured at cost other than accounts receivable was de minimus as of January1, 2025 and December 31, 2025, therefore, no allowance for credit losses has been recorded relating to those assets. The following table summarizes the changes in the allowance for expected credit losses on accounts receivable for the year ended December 31, 2025:

Balance, January 1, 2025	$0
Balance, December 31, 2025	$0

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued:

Recently Adopted Accounting Pronouncements:

In July 2025, the FASB issued ASU-2025-05, *Financial Instruments – Credit Losses (Topic 326): Measurements of Credit Losses for Accounts Receivable and Contract Assets* ("ASU 2025-05"), which amends Topic 326 to provide a practical expedient and an accounting policy election related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Specifically, in developing reasonable and supportable forecasts as part of estimating expected credit losses, all entries may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of asset. The ASU also allows for electing an accounting policy to consider the collection activity after the balance sheet date but before the financial statements are available to be issued. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company adopted the ASU effective January 1, 2025 using the prospective approach and did not have a material impact on results of operations and financial condition.

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which modifies the rules on income tax disclosures to require disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. ASU 2023-09 should be applied on a prospective basis, but retrospective application is permitted. The Company adopted this ASU effective January 1, 2025 using the prospective approach and did not have a material impact on results of operations and financial condition, nor its disclosures since it's a disregarded entity for income tax purposes

2. NET CAPITAL REQUIREMENTS:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2025, the Company had net capital of $576,001 which was $476,001 in excess of the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.56 to 1; according to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

3. RELATED PARTY TRANSACTIONS:

The Company has an expense sharing agreement with MHI under which shared office, employee and fixed asset costs are allocated between the entities based upon estimated usage. The Company also pays expenses on behalf of its affiliates from time to time outside of the expense sharing allocation. The agreement also requires the Company pay MHI a management fee in any profitable month. At December 31, 2025 the Company was indebted to MHI in the amount of $1,999, which is included in payable to affiliates on the Statement of Financial Condition.

The Company also has expense sharing agreement with Monere Wealth Management, Inc. ("MWM"), a sister subsidiary of MHI. Under that agreement shared office, employee and fixed assets costs are allocated between the entities based on estimated usage. The Company also pays expenses on behalf of its affiliates from time to time outside of the expense sharing allocation. The expense sharing agreement also requires MWM pay the Company a management fee in any profitable month. At December 31, 2025 the Company was indebted to MWM in the amount of $75,612, which is included in the payable to affiliates on the Statement of Financial Condition.

4. FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES:

In the normal course of business, the Company's activities through its clearing broker involve execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfil the customer's obligations. In addition, the Company bears the risk of financial failure by its clearing broker.

The Company also maintains its cash balances in two financial institutions, which at times may exceed federally insured limits. As of December 31, 2025, the Company had no amounts in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

5. CREDIT CONCENTRATION:

At December 31, 2025, a significant credit concentration of approximately $529,000 is held at the clearing broker (see note 7). Management does not consider the risk associated with the balances held at the clearing broker to be significant.

6. EMPLOYEE BENEFIT PLAN:

The Company has established a salary reduction (401(k)) plan for qualified employees.

7. RECEIVABLE FROM BROKER:

Amounts receivable from broker at December 31, 2025 consist of deposits of $100,000 and commissions receivable of $429,491.

8. GUARANTEES:

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligation under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

8. GUARANTEES - continued:

Customer transactions are introduced to and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contractual obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Company could be required to make under these guarantees cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement.

9. SINGLE REPORTABLE SEGMENT DISCLOSURE:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions and insurance businesses. The Company has identified its CEO as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.

10. SUBSEQUENT EVENTS:

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.